EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                   July 26, 2005

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

           Subject of the Event: Extension of the Bank's Run-Off Plan

1. At its meeting today (July 26, 2005) the Board of Directors of the Industrial Development Bank of Israel Limited ("Registrant" or "the Bank), reviewed the document prepared regarding the extension of the Bank's run-off plan for an additional two years beyond the date set in the resolution of the Government of Israel as the termination date of the plan (July 29, 2006). In light of both the findings of the above document concerning the advantages of extending the plan and the fact that the Bank has fulfilled the plan's objectives to date, the Board approved the extension of the run-off plan until July 31, 2008 and its continued implementation on the basis of the outline included in the above document.

2. In order to allow the extension of the run-off plan, the Board resolved that the Bank shall apply to the Bank of Israel and the Ministry of Finance in order to receive their approval for the extension of the plan, including the continued granting of the line of credit from the Bank of Israel.

3. Pursuant to the principles of the run-off plan, the Bank shall not utilize the line of credit from the Bank of Israel or other sources for the purpose of granting new credits.

4. In light of the reduction in the Bank's activities within the framework of the run-off plan and the date set for the plan's termination, the Bank shall notify the Governor of the Bank of Israel that it consents to the limitation of its bank license in such a manner as to reflect its limited activities as established by the plan - including the non-receipt of new deposits and the non-renewal of existing deposits at their maturity dates - and that it shall be designated in the limited license that it shall be in force until the termination of the plan (July 31, 2008).



The date and time when the Company was first made aware of the event or matter:
June 26, 2005 at 4:00 P.M.